UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UpHealth, Inc.
(Name of Company)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

91532B101
(CUSIP Number)

Julie A. D’Angelo
Husch Blackwell LLP
511 North Broadway Street
Suite 1100
Milwaukee, Wisconsin 53202
(414) 978-5395

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Mariya Pylypiv

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,461,644

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,461,644

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,461,644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Calculations of percentage ownership in this Schedule 13D are based upon a total of 117,605,472 shares of the common stock of UpHealth, Inc., a Delaware corporation, issued and outstanding as of June 9, 2021 upon the closing of the Business Combination (as defined below).

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of UpHealth, Inc., a Delaware corporation (the “Company”), whose principal executive offices are at 14000 S. Military Trail, Suite 203, Delray Beach, FL 33484.

Item 2.	Identity and Background.

(a)	This statement is being filed on behalf of Dr. Mariya Pylypiv (“Dr. Pylypiv” or the “Reporting Person”), the Company’s Chief Strategy Officer and a member of the Company’s board of directors.

(b)	The address of Dr. Pylypiv is 14000 S. Military Trail, Suite 203, Delray Beach, FL 33484.

(c)	Dr. Pylypiv’s present principal occupation or employment is with the Company. She serves as the Company’s Chief Strategy Officer and is a member of the Company’s board of directors.

(d)	During the last five years, Dr. Pylypiv has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Dr. Pylypiv has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Pylypiv is a citizen of the United States.
.
Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated as of November 20, 2020, as amended, by and between GigCapital2, Inc., UpHealth Holdings, Inc., a Delaware corporation (“UpHealth”), and UpHealth Merger Sub, Inc., a Delaware corporation (such business combination agreement, the “BCA,” and such business combination, the “Business Combination”). The Business Combination closed on June 9, 2021 (the “Closing”). At the effective time of the Business Combination (the “Effective Time”), and subject to the terms and conditions of the BCA, each share of UpHealth common stock, without par value (the “UpHealth Stock”), was canceled and converted into the right to receive the number of shares of the Company’s Common Stock equal to the product of the number of shares of UpHealth Stock immediately prior to the Effective Time multiplied by 10.798327 without any additional consideration in connection with the consummation of the Business Combination.

Pursuant to the terms of the BCA, Dr. Pylypiv tendered 691,000 shares of UpHealth Stock in exchange for 7,461,644 shares of Common Stock.

Dr. Pylypiv also serves as the Company’s Chief Strategy Officer and is a member of the Company’s board of directors and, in such capacity, may have influence over the corporate activities of the Company.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Person or any of her affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by her, as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)
Any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date of the Closing, Dr. Pylypiv beneficially owns an aggregate of 7,461,644  shares of Common Stock, or 6.3%  The beneficial ownership percentage used in this Schedule 13D is calculated based on a total of 117,605,472 shares of Common Stock issued and outstanding as of June 9, 2021.

(b)	Dr. Pylypiv has sole voting power and sole dispositive power with respect to 7,461,644 shares of Common Stock.

(c)
Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)
To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the members, affiliates or shareholders of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021

MARIYA PYLYPIV

By:	/s/ Julie A. D’Angelo
Julie A. D’Angelo, Attorney-in-Fact
(pursuant to Limited Power of Attorney dated 6/9/21)